Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:   General Motors Corporation

Commission File No.: 001-00043

The exchange offers and consent solicitations (as described below) are being made to holders of old notes (as set forth in the table below entitled “Series of Old Notes”) solely upon the terms and subject to the conditions set forth in the prospectus dated April 27, 2009, including any documents incorporated by reference into the prospectus, as approved by the United Kingdom Listing Authority as competent authority under EU Directive 2003/71/EC (the “European Prospectus”) and the Registration Statement on Form S-4 dated April 27, 2009, which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offers rules of the Securities and Exchange Commission (the “SEC”) and the related letter of transmittal (or form of electronic instruction notice in the case of old notes held through Euroclear or Clearstream), as each may be amended from time to time (the “US Prospectus”). GM strongly encourages you to carefully read the European Prospectus (including all supplements that may be published thereto) because they contain important information and by tendering your old notes you will be deemed to represent that you have read the European Prospectus. The exchange offers and consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of old notes in any jurisdiction where the offers or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. A registration statement and related Schedule TO relating to the securities offered in the exchange offers has been filed with the SEC but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Noteholders can access free copies of the US Prospectus and the Schedule TO at the SEC’s website (at www.sec.gov), and at GM’s website (at www.gm.com/corporate/investor_information). Any requests for paper copies of the US Prospectus and/or the Schedule TO should be directed to the Solicitation and Information Agent whose contact information is at the end of this notice. GM and its directors and executive officers and other members of management and employees may be deemed participants in the solicitation of proxies with respect to the consent solicitations. Information regarding the interests of these directors and executive officers in the consent solicitations will be included in the documents described above. Additional information, including information regarding GM’s directors and executive officers, is available in GM’s Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009 and can be obtained without charge at www.sec.gov.

THE EUROPEAN PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE TO PARTICIPATE IN THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER.

$27,200,760,650

Exchange Offers and Consent Solicitations for

any and all of the Outstanding Series of Old Notes set forth below

EACH OF THE EXCHANGE OFFERS (AS DEFINED BELOW) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 26, 2009, UNLESS EXTENDED BY GM (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). WITH RESPECT TO ANY SERIES OF OLD NOTES (AS DEFINED BELOW), TENDERS MAY NOT BE WITHDRAWN AFTER 11:59 P.M., NEW YORK CITY TIME, ON MAY 26, 2009 (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “WITHDRAWAL DEADLINE”), EXCEPT IN LIMITED CIRCUMSTANCES AS SET FORTH IN THE EUROPEAN PROSPECTUS.

Upon the terms and subject to the conditions set forth in the European Prospectus, General Motors Corporation (“GM”) is offering to exchange (the “exchange offers”) 225 shares of GM common stock for each 1,000 U.S. dollar equivalent of principal amount (or accreted value as of the settlement date, if applicable) of outstanding notes of each series set forth in the table below (the “old notes”) resulting in an aggregate offer of up to approximately 6.1 billion new shares of GM common stock, assuming full participation in the exchange offers. In respect of the exchange offers for the old GM Nova Scotia notes (as set forth in the table below), General Motors Nova Scotia Finance Company (“GM Nova Scotia”) is jointly making the exchange offers with GM. In addition, (a) GM will pay, in cash, accrued interest on the old notes issued by it, other than the 7.75% discount debentures due March 15, 2036 of GM and (b) GM Nova Scotia will pay, in cash, accrued interest on the old notes issued by it, in each case, from and including the most recent interest payment date to, but not including, the settlement date.

Concurrently with the exchange offers, GM is soliciting consents from the holders of old notes to amend the terms of the debt instruments that govern each series of old notes. Under these proposed amendments (a) the material covenants and events of default other than the obligation to pay principal and interest on the old notes would be removed and (b) an early call option would be added in each series of Euro-denominated GM old notes and old GM Nova Scotia notes (as set forth in the table below, the “non-USD old notes”), which GM would exercise to redeem any non-tendered non-USD old notes for the exchange consideration offered pursuant to the exchange offers (i.e., 225 shares of GM common stock per 1,000 U.S. dollar equivalent of principal amount of non-USD old notes). Except for holders who tender non-USD old notes prior to the date on which the Registration Statement on Form S-4 of which the US

Prospectus forms a part is declared effective by the SEC, holders may not tender their old notes pursuant to the exchange offers without delivering consents to the proposed amendments, and holders may not deliver consents to the proposed amendments pursuant to the consent solicitations without tendering their old notes.

CUSIP / ISIN	SERIES OF OLD NOTES Issue	Outstanding Principal Amount
U.S. Dollar Denominated GM Old Notes
370442691	1.50% Series D Convertible Senior Debentures due June 1 2009	$1,001,600,875
370442BB0	7.20% Notes due January 15, 2011	$1,500,000,000
37045EAS7	9.45% Medium-Term Notes due November 1, 2011	$48,175,000
370442BS3	7.125% Senior Notes due July 15, 2013	$1,000,000,000
370442AU9	7.70% Debentures due April 15, 2016	$500,000,000
370442AJ4	8.80% Notes due March 1, 2021	$524,795,000
37045EAG3	9.4% Medium-Term Notes due July 15, 2021	$15,000,000
370442AN5	9.40% Debentures due July 15, 2021	$299,795,000
370442BW4	8.25% Senior Debentures due July 15, 2023	$1,250,000,000
370442AV7	8.10% Debentures due June 15, 2024	$400,000,000
370442AR6	7.40% Debentures due September 1, 2025	$500,000,000
370442AZ8	6¾% Debentures due May 1, 2028	$600,000,000
370442741	4.50% Series A Convertible Senior Debentures due March 6, 2032	$39,422,775
370442733	5.25% Series B Convertible Senior Debentures due March 6, 2032	$2,600,000,000
370442717	6.25% Series C Convertible Senior Debentures due July 15, 2033	$4,300,000,000
370442BT1	8.375% Senior Debentures due July 15, 2033	$3,000,000,000
370442AT2	7.75% Discount Debentures due March 15, 2036	$377,377,000(1)
370442816	7.25% Quarterly Interest Bonds due April 15, 2041	$575,000,000
370442774	7.25% Senior Notes due July 15, 2041	$718,750,000
370442121	7.5% Senior Notes due July 1, 2044	$720,000,000
370442725	7.375% Senior Notes due May 15, 2048	$1,115,000,000
370442BQ7	7.375% Senior Notes due May 23, 2048	$425,000,000
370442766	7.375% Senior Notes due October 1, 2051	$690,000,000
370442758	7.25% Senior Notes due February 15, 2052	$875,000,000

Euro Denominated GM Old Notes
XS0171942757	7.25% Notes due July 3, 2013	€1,000,000,000
XS0171943649	8.375% Notes due July 5, 2033	€1,500,000,000

Old GM Nova Scotia Notes
XS0171922643	8.375% Guaranteed Notes due December 7, 2015	£350,000,000
XS0171908063	8.875% Guaranteed Notes due July 10, 2023	£250,000,000

(1) Represents the principal amount at maturity.

In the event GM does not receive prior to June 1, 2009 enough tenders of old notes, including the Series D Convertible Senior Debentures due June 1 2009 (the “old Series D notes”), to consummate the exchange offers, GM currently expects to seek relief under the U.S. Bankruptcy Code. This relief may include (i) seeking bankruptcy court approval for the sale of most or substantially all of GM’s assets pursuant to section 363(b) of the U.S. Bankruptcy Code to a new operating company, and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan are solicited from certain classes of creditors prior to a bankruptcy filing) that GM would seek to confirm (or “cram down”) despite the deemed rejection of the plan by noteholders; or (c) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks. GM is considering these alternatives in consultation with the U.S. Department of the Treasury (the “U.S. Treasury”), GM’s largest lender.

If GM seeks bankruptcy relief, holders of old notes may receive consideration that is less than what is being offered in the exchange offers, and it is possible that such holders may receive no consideration at all for their old notes.

GM’s common stock is listed on the New York Stock Exchange under the symbol “GM” and is listed, on a secondary basis, on the SIX Swiss Stock Exchange, Euronext Brussels and Euronext Paris. The non-USD old notes are listed on the Luxembourg Stock Exchange.

The exchange offers are conditioned on, among other things, the requirement (the “U.S. Treasury Condition”) that the results of the exchange offers shall be satisfactory to the U.S. Treasury, including in respect of the overall level of participation by holders in the exchange offers and in respect of the level of participation by holders of the old Series D notes in the exchange offers. GM currently believes, and GM’s plan to achieve and sustain its long-term viability, international competitiveness and energy efficiency assumes, that at least 90% of the aggregate principal amount (or, in the case of discount notes, accreted value) of the outstanding old notes (including at least 90% of the aggregate principal amount of the outstanding old Series D notes) will need to be tendered in the exchange offers or called for redemption pursuant to the call option, in the case of non-USD old notes, in order for the exchange offers to satisfy the U.S. Treasury Condition. Whether this level of participation in the exchange offers will be required (or sufficient) to satisfy the U.S. Treasury Condition will ultimately be determined by the U.S. Treasury. The actual level of participation in the exchange offers may be different than what GM has assumed, and this difference may be material.

Expected Timetable
All times (unless indicated) are in New York time, are indicative only and are subject to adjustment as specified in the European Prospectus.
Commencement Date:	27 April 2009
Withdrawal Deadline:	11:59 p.m., New York City time, on May 26, 2009
Voting Instructions Deadline:	11:59 p.m., New York City time, on May 26, 2009
Expiration Date and Time:	11:59 p.m., New York City time, on May 26, 2009
Noteholder Meeting for non-USD old notes:	1:00 p.m., London time, on May 27, 2009
Settlement Date:

Promptly following the applicable expiration date of each exchange offer, subject to satisfaction or waiver of all conditions precedent to the exchange offers. Not expected to occur prior to June 30, 2009

Holders of non-USD old notes who validly tender such notes on or prior to the Withdrawal Deadline will be requested to consent to the proposed amendments and pass the relevant Extraordinary Resolutions at a meeting of noteholders of each of the series of such notes to be held at the offices of Weil, Gotshal & Manges, One South Place, London EC2M 2WG at 1:00 p.m., London time, on Wednesday, May 27, 2009.

GM has not reached any agreement with respect to any of the conditions to the exchange offers and there is no assurance that any agreement will be reached on the terms described in the European Prospectus. The aggregate amount of GM common stock to be issued to the U.S. Treasury (or its designee) pursuant to the U.S. Treasury Debt Conversion (as defined in the European Prospectus) and to the New VEBA (as defined in the European Prospectus) pursuant to the VEBA Modifications (as defined in the European Prospectus) will be approximately 54.4 billion shares, which would represent approximately 89% of the pro forma outstanding GM common stock (assuming full participation in the exchange offers), with the final allocation between the U.S. Treasury (or its designee) and the New VEBA to be determined in the future. It is a condition to the exchange offers that the aggregate number of shares of GM common stock issued or agreed to be issued pursuant to the U.S. Treasury Debt Conversion and the VEBA Modifications shall not exceed 89% of the pro forma outstanding GM common stock (assuming full participation by holders of old notes in the exchange offers). As a further condition to closing the exchange offers, the U.S. Treasury (or its designee) will hold at least 50% of the aggregate amount of pro forma outstanding GM common stock. Of the remaining pro forma outstanding GM common stock (assuming full participation in the exchange offers), noteholders would represent approximately 10%, and existing GM common stockholders would represent approximately 1%. GM determined the foregoing GM common stock allocations following discussions with the U.S. Treasury where the U.S. Treasury indicated that it would not be supportive of higher allocations to the holders of old notes or to existing GM common stockholders.

None of GM, its subsidiaries (including GM Nova Scotia), their respective boards of directors, the Dealer Managers, the Solicitation and Information Agent, the Settlement and Escrow Agent, the Luxembourg Exchange Agent or the Exchange Agent (each as defined below or in the European Prospectus), or such parties’ agents, advisors or counsel, has made, or will make, any recommendation as to whether holders should exchange their old notes and grant their consent to the proposed amendments. Each holder of old notes is solely responsible for making its own independent appraisal of all matters relating to the exchange offers and consent solicitations as such holder deems appropriate in determining, and each holder of old notes must make its own decision as to whether to tender its old notes for exchange and, if so, the aggregate principal amount of old notes to tender for exchange, and to grant its consent to the proposed amendments that are the subject of the consent solicitations.

The securities being offered in exchange for the old notes are being offered and will be issued outside the United States, Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain, Switzerland and the United Kingdom, only to holders who are “non-U.S. qualified offerees”, as defined in the European Prospectus. Offers to holders in Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain, Switzerland and the United Kingdom will be made only pursuant to the European Prospectus, which contains important information about the exchange offers and consent solicitations. The European Prospectus should be read carefully, including the section “Risk Factors” therein, before any decision is made with respect to the exchange offers and consent solicitations. Outside of these jurisdictions (and the United States), only non-U.S. qualified offerees are authorized to participate in the exchange offers and consent solicitations. If you are outside of the above jurisdictions (and the United States and Canada), you are only authorized to receive the European Prospectus. If you are in Canada you are only authorized to receive and review a separate Canadian offering memorandum prepared in accordance with applicable Canadian securities laws. The exchange offers in Italy are subject to clearance by CONSOB pursuant to Article 102 onwards of Legislative Decree No. 58 of February 24, 1998. Therefore, the exchange offer period in Italy will only commence following such clearance.

Further Information

Noteholders in Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain, Switzerland, the United Kingdom and certain qualifying Noteholders in other EU jurisdictions can access the European Prospectus at GM’s website at www.gm.com/corporate/investor_information. Any requests for paper copies of the European Prospectus or related materials should be directed to the Solicitation and Information Agent whose contact information is set forth at the end of this notice.

Holders of old notes may also contact the Dealer Managers, the Exchange Agent, the Solicitation and Information Agent or the Luxembourg Exchange Agent for assistance in answering questions concerning the terms of the exchange offers and consent solicitations at the respective addresses set forth below. Questions relating to the procedures for exchange and voting in relation to the Extraordinary Resolutions, including the blocking of old notes with Euroclear and Clearstream and questions relating to Electronic Instruction Notices should be addressed exclusively to the Exchange Agent.

All documents relating to the exchange offers and consent solicitations are available in Luxembourg at the office of the Luxembourg Exchange Agent.

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Global Coordinators

MORGAN STANLEY	BANC OF AMERICA SECURITIES LLC

U.S. Lead Dealer Managers	Non-U.S. Lead Dealer Managers
CITI	J.P. MORGAN	BARCLAYS CAPITAL	DEUTSCHE BANK

Dealer Managers

UBS INVESTMENT BANK	WACHOVIA SECURITIES

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The Exchange Agent and Solicitation and Information Agent for the exchange offers is:

D. F. King & Co., Inc.	D. F. King (Europe) Limited
48 Wall Street, 22nd Floor	One Ropemaker Street
New York, New York 10005	London EC2Y 9HT
Banks and Brokers call: (212) 269-5550	Banks and Brokers call: +44 20 7920 9700
All others call toll free: (800) 769-7666	All others call toll free: 00 800 5464 5464
Email: gm@dfking.com	Email: gm@dfking.com

This document contains forward-looking statements. Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated – both in connection with the proposed exchange offers and consent solicitations, and GM’s business and financial prospects. To better understand these risks and uncertainties, holders of old notes and other readers are encouraged to read carefully the European Prospectus (including supplements if published), as well as GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC on March 5, 2009, and GM’s other SEC filings, all of which can be accessed free of charge at the websites of the SEC (www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).